SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended      December 31, 2008
                           -----------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25101
                                               ---------

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   The Oneida Savings Bank 401(k) Savings Plan

      B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Oneida Financial Corp.
                                 182 Main Street
                           Oneida, New York 13421-1676



                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN


Date: June 23,2009                By:      /s/ Eric E. Stickels
                                           ----------------------------
                                           Name:  Eric E. Stickels
                                           Title: Executive Vice President
                                                  and Chief Financial Officer,
                                                  The Oneida Savings Bank

                               ONEIDA SAVINGS BANK
                               401(K) SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

                               ONEIDA SAVINGS BANK
                               401(K) SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007






                                    CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...................   1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .......................   2

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS .............   3

    NOTES TO FINANCIAL STATEMENTS .........................................   4


SUPPLEMENTAL SCHEDULES

    SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS,
       SCHEDULE H, LINE 4a.................................................  15

    SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i..........  16

    NONEXEMPT TRANSACTIONS, SCHEDULE G, PART III...........................  18




* All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions, schedule of assets (held at end of year), and schedule G, part III - nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.



                                                              Crowe Horwath LLP
South Bend, Indiana
June 23, 2009

--------------------------------------------------------------------------------
                                                                              1.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

Assets
                                                            2008         2007
                                                            ----         ----
Investments, at fair value (Note 3)
   Pooled separate accounts                             $ 7,468,254  $ 9,656,716
   General account                                        1,152,982    1,036,254
   Oneida Financial Corp. common stock                    2,050,583    2,500,688
   Money market fund                                        121,555      146,063
   Participant loans                                        157,685      169,849
                                                        -----------  -----------
                                                         10,951,059   13,509,570
Receivables
   Employer's contributions                                       5       52,096
   Participants' contributions                                   14       29,333
                                                        -----------  -----------

       Total assets                                      10,951,078   13,590,999
                                                        -----------  -----------

   Net assets, reflecting all investments at fair value  10,951,078   13,590,999

   Adjustment from fair value to contract value for
     fully benefit-responsive investment contracts          (62,544)      32,319
                                                        -----------  -----------

Net Assets Available for Benefits                       $10,888,534  $13,623,318
                                                        ===========  ===========

--------------------------------------------------------------------------------
                See accompanying notes to financial statements.


                                                                              2.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2008

--------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income, excluding net depreciation
     Interest and dividend income                           $    169,505
     Interest from loans                                          13,256
                                                            ------------
                                                                 182,761

   Contributions
     Participants' contributions                                 945,149
     Participants' rollovers                                     291,324
     Employer's contributions                                    550,110
                                                            ------------

     Total additions                                           1,969,344

Deductions to net assets attributed to:
   Net depreciation in fair value of investments (Note 3)      4,411,110
   Benefits paid to participants                                 292,433
   Administrative expenses                                           585
                                                            ------------

     Total deductions                                          4,704,128

     Net decrease                                             (2,734,784)

Net Assets Available for Benefits - Beginning of Year         13,623,318
                                                            ------------

Net Assets Available for Benefits - End of Year             $ 10,888,534
                                                            ============

--------------------------------------------------------------------------------
                See accompanying notes to financial statements.


                                                                              3.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank ("the Sponsor" or "the Company") who have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $15,500 for 2008 and 2007. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants are immediately vested in their contributions. The employer matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred. Effective January 1, 2005, the Plan was amended to state a participant is 100% vested in employer contributions made after January 1, 2005. The vesting on prior employer contributions is based on years of continuous service. A participant is 20% vested after each year of service and is 100% vested after five years of service.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions, b) Plan earnings, and c) forfeitures, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment in the Plan, participants have a choice of allocating their contribution and the Company matching contribution in 1% increments to several pooled separate accounts, a guaranteed account, or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              4.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant's account at the valuation date. In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant's account. Upon termination of employment, if the account balance is less than $1,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account. The Plan shall make automatic rollovers of vested account balances that are greater than $1,000 but are not more than $5,000. In the case of death, the surviving spouse may elect to defer payment up to the age of 70 1/2. Hardship withdrawals are available of up to 100% of employee contributions and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines. Distributions, without penalty, may be made upon attainment of age 59 1/2.

Retirement, Death and Disability

A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Participant Loans

The Plan provides that participants may borrow up to a maximum of 50% of the participant's vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan's trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a "home loan", in which case the administrator may permit a longer repayment period. The loans bear a rate of interest commensurate with prevailing market rates.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $1,657 and $10,100, respectively. Forfeitures are reallocated to the matching contribution account of each eligible participant based on each participant's elective deferrals for the year. During the year ended December 31, 2008, forfeitures of $10,100 were allocated to participant accounts.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              5.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan would be distributed to each participant based upon his or her account balances as of the distribution date. In the event of termination of the Plan, participants would become 100% vested.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting based on U.S. generally accepted accounting principles.

Valuation of Investments

The Plan's investments are reported at fair value. Purchases and sales of securities are accounted for as of the trade dates. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Unrealized and realized gains and losses are combined in the Statement of Changes in Net Assets Available for Benefits and in the Notes to the Financial Statements.

Administrative Costs

Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor. The Plan Sponsor paid administrative expenses of $17,156 in 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              6.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan's net assets available for benefits.

Effect of Newly  Issued But Not Yet  Effective  Accounting  Standards:  In April
---------------------------------------------------------------------
2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Risks and Uncertainties

The Plan provides for various investment options in any combination of pooled separate accounts, a money market deposit account, a guaranteed fixed account and common stock of Oneida Financial Corp. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              7.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

At December 31, 2008 and 2007, approximately 19% and 18%, respectively, of the Plan's assets were invested in Oneida Financial Corp. common stock fund.


NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31 are as follows:

                                                           2008         2007
                                                           ----         ----
     Guaranteed Account:
          ING Fixed Account (contract number PHX149) $ 1,152,982 $ 1,036,254 Pooled Separate Accounts:
         ING Fidelity VIP Contrafund Portfolio I           901,552    1,346,298
         ING Thornburg Value Port-Init                     676,892    1,052,754
         ING Allianz NFJ Div Value Fund-I                  887,827    1,201,935
         ING Solution 2025 Portfolio Svc                   673,751          n/a
     Oneida Financial Corp. Common Stock                 2,050,583    2,500,688

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

                                                                     2008
                                                                     ----

     ING VP Money Market Portfolio                               $    4,808
     ING VP Intermediate Bond Portfolio I                           (41,750)
     ING Pioneer Mid Cap Value Fund                                  11,339
     ING Fidelity VIP Contrafund Portfolio I                       (615,359)
     ING Baron Growth Fund                                         (209,682)
     ING VP Int'l Value Portfolio I                                (144,814)
     ING Lord Abbett Sm Cap Value Fund (A)                          (90,461)
     ING Lord Abbett Mid Cap Value Fund                            (135,230)
     ING Solution 2015 Portfolio Service                           (128,079)
     ING Solution 2025 Portfolio Service                           (313,836)
     ING Solution 2035 Portfolio Service                           (218,603)
     ING Solution 2045 Portfolio Service                            (91,347)
     ING Solution Income Portfolio Service                          (32,346)
     ING PIMCO Total Return Portfolio                                14,113
     ING Legg Mason Partners Aggressive Growth Portfolio           (125,075)
     ING Oppenheimer Global Portfolio                              (200,627)
     ING CRM Mid Cap Value Fund                                     (44,146)
     ING Wanger Select                                             (223,853)

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              8.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (Continued)
                                                                     2008
                                                                     ----

     ING Thornburg Value Port-Init                               $   (427,500)
     ING The Growth Fund of America                                   (85,883)
     ING Allianz NFJ Div Value Fund-I                                (451,372)
     ING The Income Fund of America                                  (166,333)
     ING Julius Baer for Eq (Svc)                                     (86,674)
                                                                 ------------
          Total depreciation on pooled separate accounts           (3,802,710)
                                                                 ------------

     Oneida Financial Corp. Common Stock                             (608,400)
                                                                 ------------

          Net depreciation                                       $ (4,411,110)
                                                                 ============


NOTE 4 - FAIR VALUE

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

         Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

         Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

         Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              9.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 4 - FAIR VALUE (Continued)

Company common stock: The fair value of investments in Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Pooled separate accounts: The fair values of participation units held in pooled separate accounts, other than stable value funds, are based on their net asset values, as reported by the managers of the pooled separate accounts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.

Investment contracts: The fair values of investment contracts have been estimated based on a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks and liquidity, as of the respective financial statement dates (level 3 inputs).

Money market accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that many not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:


                                                                 Fair Value Measurements
                                                               at December 31, 2008 Using
                                                    -------------------------------------------
                                                    Quoted Prices in  Significant
                                                     Active Markets      Other      Significant
                                                      for Identical   Observable   Unobservable
                                                         Assets         Inputs        Inputs
                                                        (Level 1)      (Level 2)     (Level 3)
                                                        ---------      ---------     ---------
   Investments (other than participant loans)         $ 2,050,583     $ 7,589,809   $ 1,152,982

--------------------------------------------------------------------------------
                                   (Continued)

                                                                             10.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 4 - FAIR VALUE (Continued)

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

                                                                    Fair Value Measurements Using Significant
                                                                          Unobservable Inputs (Level 3)
                                                                    -----------------------------------------
                                                                              Investment Contracts
     Beginning balance, January 1, 2008                                          $    1,036,254
     Total realized and unrealized gains or losses
         pertaining to investments held at the reporting date:
              Interest income                                                            17,417
              Net appreciation, having no effect on the change
                in net assets available for benefits**                                   94,863
     Purchases, sales, issuances and settlements (net)                                    4,448
     Transfers in and/or out of Level 3                                                       -
                                                                                 --------------

     Ending balance, December 31, 2008                                           $    1,152,982
                                                                                 ==============

**Reflects the change in the adjustment from fair value to contract value for full benefit-responsive investment contracts reported in the statements of net assets available for benefits from 2007 to 2008.

Fully  Benefit-Responsive  Investment  Contracts:  While  Plan  investments  are
-------------------------------------------------
presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract.


NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 15, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this

--------------------------------------------------------------------------------
                                   (Continued)

                                                                             11.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 5 - INCOME TAX STATUS (Continued)

determination letter. With the exception of the matter detailed below, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

A subsidiary of the Plan Sponsor earned fees during 2006, 2007 and 2008 totaling $49,629, which were paid as commissions from investment earnings of the Plan. Management determined that the amounts paid resulted in prohibited transactions and returned these fees plus lost earnings, totaling $54,269, to the Plan in 2008. Management corrected the matter and based on the correction method chosen does not believe that it adversely affects the Plan's qualified tax status. Employer contributions for 2008 include $18,685 pertaining to the corrective contributions, with the remainder having been accrued as of December 31, 2007.


NOTE 6 - PARTY IN INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. At December 31, 2008 and 2007, certain Plan investments are units of pooled separate accounts and a guaranteed account managed by ING Life Insurance and Annuity Company ("ING"). ING is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. These investments totaled $8,621,236 and $10,692,970 at December 31, 2008 and 2007, respectively. The Plan also has participant loans of $157,685 and $169,849 at December 31, 2008 and 2007, which constitute party-in-interest investments.

At December 31, 2008 and 2007, the Plan had $121,555 and $146,063, respectively, invested in a money market fund managed by State Street Bank and Trust Co. (State Street). As State Street is the custodian of this asset, these transactions qualify as party-in-interest transactions.

The Plan investments also included Company common stock. As of December 31, 2008 and 2007, the investment in Oneida Financial Corp. common stock was as follows:

                                   2008                         2007
                          -----------------------     ------------------------
                           Number        Fair           Number        Fair
                          of Shares      Value         of Shares      Value

     Common stock          273,047    $ 2,050,583       260,167    $ 2,500,688

At December 31, 2008, 3.3% of shares outstanding were held by the Plan. During 2008, the Plan earned dividend income of $128,149 on its investment in Oneida Financial Corp. common stock.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                             12.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive investment contract with the ING. ING (the Issuer) maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

This investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the employer, and certain other employer-initiated events that result in distributions exceeding a set amount. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contract includes the Plan's loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the Issuer could terminate the contract at amounts less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the Issuer, as defined in the contract agreements, but cannot be less than 3 percent. Such interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive contracts ("adjustment").

                                                                  2008    2007
                                                                  ----    ----
     Average yields:

         Based on annualized earnings (1)                         4.00%   3.75%
         Based on interest rate credited to participants (2)      4.00%   3.75%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                             13.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

--------------------------------------------------------------------------------

NOTE 8 - PLAN MERGERS AND ACQUISITIONS

Effective April 2, 2007, the Vernon Bank Corporation was acquired by Oneida Savings Bank. As a result of this acquisition, the former employees of the Vernon Bank Corporation became participants of the Plan, subject to the Plan's eligibility requirements. During 2008, a majority of these employees rolled their funds into the Plan.





--------------------------------------------------------------------------------


                                                                             14.

                             SUPPLEMENTAL SCHEDULES

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                          Year Ended December 31, 2008

--------------------------------------------------------------------------------

Name of Plan Sponsor:                       Oneida Savings Bank
                      ----------------------------------------------------------
Employer Identification Number:             15-0405820
                                ------------------------------------------------
Three Digit Plan Number:                    001
                         -------------------------------------------------------


Participant Contributions of the Current Plan Year Not Deposited
  Into the Plan Within the Time Period Described in 29 CFR 2510.3-102     $   14

Plus:  Delinquent Deposits of Prior Year Participant Contributions
  Corrected in the Current Plan Year                                          --
                                                                          ------

       Total Delinquent Participant Contributions (Line 4a of Schedule H)     14

Less:  Amount fully corrected through the DOL's Voluntary Fiduciary
   Correction Program.                                                        --
                                                                          ------

       Delinquent Deposits of Participant Contributions Constituting
         Nonexempt Prohibited Transactions                                $   14
                                                                          ======

--------------------------------------------------------------------------------
                                                                             15.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
          SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i
                          Year Ended December 31, 2008

--------------------------------------------------------------------------------

Name of Plan sponsor:                        Oneida Savings Bank
                                     ------------------------------------
Employer identification number:                  15-0405820
                                     ------------------------------------
Three digit plan number:                             002
                                     ------------------------------------

                                                       (c)
                                                 Description of
                (b)                          Including  Maturity Date                                    (e)
    Identity of issue,  borrower           Rate of Interest, Collateral                   (d)          Current
(a)   lessor, or similar party                Par or Maturity Value                     Cost **         Value
      ---------- -------------                       --------------                     -------         -----
                                   Pooled Separate Accounts
*    ING Life Insurance and        ING VP Money Market Portfolio;
       Annuity Company               investment in shares of a separate account        $      --     $   273,610
*    ING Life Insurance and        ING Fidelity VIP Contrafund Portfolio I;
       Annuity Company               investment in shares of a separate account               --         901,552
*    ING Life Insurance and        ING Baron Growth Fund; investment in
       Annuity Company               shares of a separate account                             --         374,904
*    ING Life Insurance and        ING VP Int'l Value Portfolio (I); investment
       Annuity Company               in shares of a separate account                          --         184,170
*    ING Life Insurance and        ING Lord Abbett Small Cap Value Fund (A);
       Annuity Company               investment in shares of a separate account               --         210,650
*    ING Life Insurance and        ING Solution 2015 Portfolio Svc; investment
       Annuity Company               in shares of a separate account                          --         366,372
*    ING Life Insurance and        ING Solution 2025 Portfolio Svc; investment
       Annuity Company               in shares of a separate account                          --         673,751
*    ING Life Insurance and        ING Solution 2035 Portfolio Svc; investment
       Annuity Company               in shares of a separate account                          --         380,176
*    ING Life Insurance and        ING Solution 2045 Portfolio Svc; investment
       Annuity Company               in shares of a separate account                          --         200,395
*    ING Life Insurance and        ING Solution Income Portfolio Svc; investment
       Annuity Company               in shares of a separate account                          --         169,058
*    ING Life Insurance and        ING Oppenheimer Glob Port; investment
       Annuity Company               in shares of a separate account                          --         327,649
*    ING Life Insurance and        ING Pioneer Mid Cap Value Fund; investment
       Annuity Company               in shares of a separate account                          --         159,644
*    ING Life Insurance and        ING PIMCO Total Return Port; investment
       Annuity Company               in shares of a separate account                          --         385,976

--------------------------------------------------------------------------------
                                   (Continued)

                                                                             16.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
          SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i
                          Year Ended December 31, 2008

--------------------------------------------------------------------------------

Name of Plan sponsor:                    Oneida Savings Bank
                                   ---------------------------------
Employer identification number:              15-0405820
                                   ---------------------------------
Three digit plan number:                         002
                                   ---------------------------------

                                                         (c)
                                                   Description of
                   (b)                         Including Maturity Date                               (e)
      Identity of issue,  borrower          Rate of Interest, Collateral                (d)        Current
(a)     lessor, or similar party                Par or Maturity Value                 Cost **       Value
        ---------- -------------                ---------------------                 -------       -----

                                   Pooled Separate Accounts (Continued)
*    ING Life Insurance and        ING CRM Mid Cap Value Fund; investment
       Annuity Company               in shares of a separate account                $        --  $    124,155
*    ING Life Insurance and        ING Wanger Select; investment
       Annuity Company               in shares of a separate account                         --       250,695
*    ING Life Insurance and        ING Thornburg Value Port-Init; investment
       Annuity Company               in shares of a separate account                         --       676,892
*    ING Life Insurance and        ING The Growth Fund of America; investment
       Annuity Company               in shares of a separate account                         --       374,788
*    ING Life Insurance and        ING Allianz NFJ Div Value Fund-I; investment
       Annuity Company               in shares of a separate account                         --       887,827
*    ING Life Insurance and        ING The Income Fund of America; investment
       Annuity Company               in shares of a separate account                         --       441,997
*    ING Life Insurance and        ING Julius Baer For Eq (Svc); investment
       Annuity Company               in shares of a separate account                         --       103,993
                                                                                    -----------  ------------
                                                                                                    7,468,254
                                   General Account
*    ING Life Insurance and        ING Fixed Account, PHX149
       Annuity Company                                                                       --     1,090,438

                                   Oneida Common Stock Fund
*    Oneida Financial Corp.        Common Stock                                              --     2,050,583
*    Investors Bank & Trust        Money Market Fund                                         --       121,555
                                                                                    -----------  ------------
                                                                                                    2,172,138
                                   Participant Loans
*    Participant loans             5.00% - 9.25%                                             --       157,685
                                                                                    -----------  ------------

          Total investments                                                         $        --  $ 10,888,515
                                                                                    ===========  ============

*    Denotes party-in interest
** All investments are participant directed, therefore no cost information is required.

--------------------------------------------------------------------------------

                                                                             17.

                     ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
                  SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS
                          Year Ended December 31, 2008

--------------------------------------------------------------------------------

Name of Plan sponsor:                    Oneida Savings Bank
                                   --------------------------------
Employer identification number:              15-0405820
                                   --------------------------------
Three digit plan number:                         002
                                   --------------------------------


                                                                                                                   (g)
                                                                                      (c)                        Expenses
                                              (b)                    Description of transactions including       incurred
            (a)                      Relationship to plan,              maturity date, rate of interest,      in connection
 Identity of party involved   employer, or other party-in-interest     collateral, par or maturity value     with transaction
 --------------------------   ------------------------------------     ---------------------------------     ----------------
 Benefit Consulting Group     Wholly-owned subsidiary of employer     Commissions were paid to party-            $49,629
                                                                      in-interest for investment advisory
                                                                      services


--------------------------------------------------------------------------------

                                                                             18.